June 3, 2011

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Kevin L. Vaughn
Accounting Branch Chief

Re:    Rudolph Technologies, Inc.
Form 10-K for the fiscal year ended December 31, 2010
filed on February 28, 2011
File No. 000-27965

Dear Mr. Vaughn:

On behalf of Rudolph Technologies, Inc., a Delaware corporation, this letter responds to the comments in your letter dated May 17, 2011. The responses below have been numbered to correspond with the comments in your May 17, 2011 letter. As discussed with the Staff, we will file with the Commission, Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”) via EDGAR promptly upon confirmation from the Staff that all other comments have been addressed to the satisfaction of the Staff.

Form 10-K for the year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Liquidity and Capital Resources, page 24

COMMENT 1

We note from your disclosures on page F-24 that you have not recorded U.S. income taxes on approximately $1.1 million on foreign subsidiaries' undistributed earnings. It appears as though a portion of your cash balances will not be available for use in the U.S. unless they are repatriated into the U.S. To the extent a significant portion of your cash and cash equivalent balances will not be available in the U.S., please revise future filings to quantify the amount of cash and cash equivalents that are currently held by your foreign subsidiaries. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

RESPONSE TO COMMENT 1

We advise the staff that as of December 31, 2010, our cash and cash equivalent balances at our foreign subsidiaries represent less than 5% of our consolidated cash balances. All of our cash and cash equivalent balances at our foreign subsidiaries were available to be repatriated to the U.S. at December 31, 2010. However, in future filings, to the extent a significant portion of our cash and cash equivalents is not available to be repatriated to the U.S., we will quantify that amount of cash and cash equivalents that are held by our foreign subsidiaries in the liquidity and capital resources section of MD&A.

Reports of Independent Registered Public Accounting Firm, page F-2 and F-3

COMMENT 2

We note that each of the reports of your Independent Registered Public Accounting Firm reference reports dated February 25, 2011. We similarly note that the consent filed as Exhibit 23.1 refers to the reports dated February 25, 2011. However, the reports included here are each dated February 28, 2011. Please amend the filing to provide corrected reports from your Independent Registered Public Accounting Firm together with the entire financial statements and a corrected consent.

RESPONSE TO COMMENT 2

We advise the staff that a typographical error occurred just prior to the Edgarization process. As indicated above, upon satisfactorily addressing all of the Staff's comments, we will file an amended Form 10-K containing corrected reports from our Independent Registered Public Accounting Firm, our entire financial statements and a corrected consent.

Note 6 - Inventories, page F-16

COMMENT 3

We note from your disclosure that during 2010 you recorded a recovery of cost revenues. Please clarify for us the conditions that led to the recovery and clearly explain how the recovery was recorded in your financial statements. Explain to us how your inventory accounting complies with SAB Topic 5.BB.

RESPONSE TO COMMENT 3

The financial collapse at the end 2008 and the weakness in the overall economy, as well as the semiconductor capital equipment industry, in 2009 resulted in the Company's sales declining to $78.7 million. This was a 7 year low in sales for the Company. In 2010, as the global economies improved, spending by our customers increased significantly, resulting in the semiconductor capital equipment industry and the Company's revenue growing by approximately 150% over 2009. This represented the second highest annual sales in the Company's history. As a result of this dramatic increase in volume, inventory previously written down was sold throughout the year.

The recovery of cost of revenues of $1.0 million as disclosed in Note 6 in our 2010 Form 10-K represents a net number. The Company sold $1.8 million of inventory previously reserved for in prior years. The reserve applied to this inventory was reversed in the same period as this inventory was sold; therefore there was no adjustment to the cost basis. In addition, the Company recorded $0.8 million of additional inventory reserves for normal inventory obsolescence during 2010. As such, the

Company believes our inventory accounting complies with SAB Topic 5.BB, as this previously written down inventory was not subsequently adjusted or written-up.

In future filings, we will clarify in Note 6 that the amounts disclosed represents a net number and, in the case of a net recovery, that the recovery was due to the sale of previously written down inventory.

COMMENT 4

Further to the above, if material, please also revise management's discussion and analysis of results of operations in future filings to discuss the impact of recoveries of previously written down inventory on your cost of sales and gross profit.

RESPONSE TO COMMENT 4

In future filings, to the extent material, we will revise management's discussion and analysis of results of operations to discuss the impact of recoveries of previously written down inventory on our cost of sales and gross profit.

We trust that you will find the foregoing responsive to your comments. We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any further comments or questions, please do not hesitate to contact me at (973) 448-4302.

Very truly yours,

/S/ Steven R. Roth

Steven R. Roth
Senior Vice President and
Chief Financial Officer

cc: Paul F. McLaughlin (Rudolph Technologies, Inc.)
Robert A. Koch (Rudolph Technologies, Inc.)
Rudolph Technologies, Inc - Audit Committee
Tim Vitale (Ernst & Young)